STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is
Fundrise Equity REIT, LLC

Second: The address of its registered office in the State of Delaware is
1521 Concord Pike #301 in the City of Wilmington .

Zip code 19803 . The name of its Registered agent at such address is
United States Corporation Agents, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is .")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this
30th day of June , 2015 .

By: ______________________
Authorized Person (s)

Name: Michael McCord